UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
SATCON TECHNOLOGY CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
803893106

(CUSIP Number)
David J. Prend
RockPort Capital Partners II, L.P.
160 Federal Street, 18th Floor
Boston, Massachusetts 02210
Telephone: (617) 912-1420
Facsimile: (617) 912-1449

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Robert G. O’Connor, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Street
Spear Tower, Suite 3300
San Francisco, California 94105-1126
Telephone: (415) 947-2000
Facsimile: (415) 947-2099
November 8, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: RockPort Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,472,222 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,807,692 (2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(2) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(3) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: RockPort Capital II, LLC I.R.S. Identification Nos. of above persons (entities only): 20-3710392

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,472,222 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,807,692 (1)(3)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares (1)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The reporting person is the general partner of RockPort Capital Partners II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: Alexander Ellis III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: Janet B. James

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: William E. James

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: Charles J. McDermott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: David J. Prend

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D

CUSIP No.	803893106

1	NAMES OF REPORTING PERSONS: Stoddard M. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,472,222 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,807,692 (1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,807,692 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person is a member of the general partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.
(2) Represents the voting power of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44.
(3) Represents 4,807,692 shares of common stock issuable upon conversion of 5,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.04.
(4) This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on November 8, 2007 (49,786,024) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (4,807,692).

Schedule 13D
ITEM 1. SECURITY AND ISSUER.
     This statement on Schedule 13D (this “Statement”) relates to the Series C Preferred Stock, $0.01 par value per share (the “Series C Preferred”) of SatCon Technology Corporation, a Delaware corporation (“SatCon” or the “Issuer”) and the common stock, $0.01 par value per share (the “Common Stock”) issuable upon conversion of the Series C Preferred. The principal executive offices of SatCon are located at 27 Drydock Avenue, Boston, MA 02110.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is being filed by RockPort Capital Partners II, L.P. (“RockPort”), RockPort Capital II, LLC (“RockPort GP”) and Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson (individually, a “Member” and collectively, the “Members”). RockPort GP is the general partner of RockPort. The Members are the sole members of RockPort GP. Each of the above may be referred to herein as a “Reporting Person” and the address and principal business office of each is 160 Federal Street, 18th Floor, Boston, MA 02110.
     The principal business of RockPort is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes. The principal business of RockPort GP is to act as sole general partner of RockPort. The principal business of each of the Members is to manage RockPort GP and any other affiliated partnership with similar business.
     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     RockPort is a limited partnership organized under the laws of the State of Delaware and RockPort GP is a limited liability company organized under the laws of the state of Delaware. Each of the Members is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On November 8, 2007, at the initial closing (the “Initial Closing”) pursuant to a Stock and Warrant Purchase Agreement of even date (the “Purchase Agreement”) among the Issuer, RockPort and other investors, RockPort purchased 5,000 shares of Series C Preferred at a purchase price of $1,000 per share, for a total investment of $5,000,000. The Series C Preferred acquired by RockPort on November 8, 2007 is convertible into an aggregate of 4,807,692 shares of Common Stock, subject to anti-dilution and other adjustment provisions. At the Initial Closing, RockPort also received a warrant to purchase 7,631,036 shares of Common Stock (the “Warrant”). The Warrant may not be exercised until May 8, 2008 and, accordingly, is not reported as being beneficially owned by the Reporting Persons in this Schedule 13D.
     Pursuant to the Purchase Agreement, RockPort received the right to nominate one individual for election to the Issuer’s board of directors. As a result, David J. Prend was appointed to the Issuer’s board of directors on November 8, 2007.
     Working capital of RockPort was the source of the funds for the purchase and no part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.
ITEM 4. PURPOSE OF TRANSACTION.

Schedule 13D
     The Reporting Persons have acquired the shares of Series C Preferred and the Warrant for investment purposes. Subject to the factors discussed below, the Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Warrants or shares of Series C Preferred or Common Stock which they now own or may hereafter acquire from the Issuer.
     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, at the date of this Schedule 13D, the Reporting Persons do have the plans or proposals that are described below.
     The summaries contained in this Schedule 13D of certain provisions of the Purchase Agreement, the Certificate of Designation, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and are incorporated in this Schedule 13D by reference to the Current Report on Form 8-K filed by the Issuer on November 14, 2007).
     Sale of Additional Securities of the Issuer. Pursuant to the Purchase Agreement, upon receiving approval of the transaction from the Issuer’s stockholders, RockPort has the right to purchase in a subsequent closing (the “Second Closing”) an additional 10,000 shares of Series C Preferred, convertible into 9,615,384 shares of Common Stock (subject to anti-dilution and other adjustment provisions), and a warrant to purchase 4,195,887 shares of Common Stock, for an aggregate purchase price of $10,000,000. The warrant purchased at the Second Closing (the “Second Closing Warrant”) will be immediately exercisable and have an exercise price of $1.25 per share.
     Additionally, following the Second Closing, the Issuer has agreed to issue to RockPort additional warrants in the event that the holders of certain existing warrants (none of whom are affiliated with RockPort) exercise those warrants in the future. Upon those exercises, the Issuer will issue to RockPort and the other investors additional warrants (“Additional Warrants”) to purchase Common Stock equal to one-half of the number of shares of Common Stock issued upon exercise of these existing warrants. The exercise price of these Additional Warrants will be $1.25 per share. If all of these existing warrants are exercised, RockPort would receive a warrant to purchase its pro rata amount of 4,639,564 shares of Common Stock.
     Stockholder Approval. The Issuer has agreed to cause a meeting of its stockholders to be held on or prior to January 31, 2008 for the purpose of seeking approval for (i) the transactions to be completed at the Second Closing, including the issuance and sale of shares of Series C Preferred and Second Closing Warrants, the possible issuance and sale of the Additional Warrants referred to above, the issuance of Common Stock upon exercise, conversion or redemption of Series C Preferred, warrants and Additional Warrants, and the repricing of the exercise price of the Warrants issued at the first closing, (ii) the amendment of the Issuer’s Certificate of Incorporation to increase the number of shares of Common Stock authorized therein from 100,000,000 to 200,000,000 and (iii) the increase in the aggregate number of shares of Common Stock which may be issued under the Issuer’s 2005 Incentive Compensation Plan by 10,000,000 shares of Common Stock from 4,000,000 to 14,000,000. If stockholder approval of the Second Closing

Schedule 13D
is not obtained at the first special meeting of the Issuer’s stockholders, the Issuer has agreed to use its best efforts to seek stockholder approval at a subsequent stockholders meeting to be held not more than sixty days after the request. The Investors may continue to make subsequent requests until stockholder approval is obtained.
     Adjustment of Warrant Exercise Price. If stockholder approval of the Second Closing is obtained, the Warrant issued to RockPort at the Initial Closing will be repriced from $1.44 per share to $1.25 per share. In addition, subject to stockholder approval of the Second Closing, the exercise price and number of shares issuable upon exercise of the Warrant issued at the Initial Closing (and the Second Closing Warrants and Additional Warrants issued at or following the Second Closing) will be subject to adjustment in the event of dilutive issuances so that the exercise price of these warrants will always be equal to the product of 120% multiplied by the conversion price of the Series C Preferred. Upon each adjustment of the exercise price, the number of shares subject to the warrant will also be adjusted. The number of shares subject to the warrant upon adjustment will be determined by multiplying the current exercise price prior to the adjustment by the number of shares subject to the warrant and dividing the product by the exercise price resulting from the adjustment.
     Preemptive Right. The Issuer has agreed that if it issues and sells any new securities prior to the second anniversary of the stockholders meeting called to approve the Second Closing, subject to certain exceptions, the Issuer will give RockPort the right to purchase all or some of those new securities so as to permit RockPort to maintain its ownership percentage in the Issuer’s stock.
     Dividends. Pursuant to the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock (the “Certificate of Designation”), the holders of Series C Preferred have the right to receive, in preference to all other classes of stock junior in rank to the Series C Preferred, cumulative dividends at a rate of five percent (5%) per annum of the liquidation preference amount (described below). After the payment of this dividend, holders of Series C Preferred are entitled to participate on an as converted to Common Stock basis in the payment of any dividends on the Common Stock.
     Liquidation Preference. Upon a liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all assets or similar event of the Issuer, the holders of Series C Preferred have the right to receive, in preference to all other classes of our stock junior in rank to the Series C Preferred, an amount per share equal to the greater of (i) $1,000 per share plus all accrued but unpaid dividends, or (ii) the amount per share that a holder would have received if, immediately prior to the liquidation, that holder’s share had been converted to Common Stock. After payment of the liquidation preference described above, the holders of Series C Preferred are not entitled to any further participation in any distribution of the Company’s assets.
     Conversion. Each share of Series C Preferred is convertible into that number of shares of Common Stock equal to the quotient determined by dividing 1,000 (plus accrued dividends) by the conversion price. The initial conversion price of the Series C Preferred is $1.04 per share. The conversion price is subject to adjustment under certain conditions and upon the occurrence of certain events, as described below. Except as described below, the holder of a share of Series C Preferred Stock may elect to convert that holder’s share at any time. In addition, after November 8, 2009, the Issuer has the right to force conversion of all Series C Preferred if, for a 180 consecutive day period, the average closing price of Common Stock is equal to at least $7.00, subject to adjustment for stock dividends, stock splits or other similar recapitalizations. However, until the first special meeting of the Issuer’s stockholders is held to approve the Second Closing, no holder of Series C Preferred may convert its shares of Series C Preferred to Common Stock. Subject to obtaining stockholder approval of the Second Closing, the Series C Preferred will receive weighted average anti-dilution protection (in accordance with a formula set forth in the Certificate of Designation) in the event of an issuance of equity securities below the conversion price then in effect.
     Redemption. On or after November 8, 2011, the holders of two-thirds of the outstanding shares of Series C Preferred may require the Issuer to redeem all or any portion of the outstanding shares of Series C Preferred Stock. The redemption price is equal to 120% of the liquidation preference amount, to the extent that the redemption is made in cash, or 140% of the liquidation preference amount to the extent that, at the Issuer’s election, the redemption is made in shares of Common Stock. If the redemption is made in shares of Common Stock, the shares

Schedule 13D
will be based on the fair market value of the Common Stock, based on a 10 day volume weighted average, as of the redemption date.
     Voting. The holders of Series C Preferred are entitled to vote on all matters on which the holders of Common Stock are entitled to vote, voting together with the holders of Common Stock as a single class. Each share of Series C Preferred is entitled to that number of votes as is equal to the quotient determined by dividing (i) the original issue price of $1,000 by (ii) $1.44. Accordingly, each share of Series C Preferred is entitled to 694 votes. The number of votes to which a share of Series C Preferred is entitled is subject to adjustment for any stock dividends, combinations, splits and the like with respect to shares of Common Stock.
     The Issuer is not permitted, without the affirmative vote or written consent of a certain percentage of the holders of the Series C Preferred, directly or indirectly, to take any of the following actions or agree to take any of the following actions: (i) authorize, create or issue any shares of preferred stock or other equity securities ranking senior to or on a parity with the Series C Preferred; (ii) increase or decrease the total number of authorized shares of Series C Preferred; (iii) amend or modify the Issuer’s certificate of incorporation (including the Certificate of Designation governing the Series C Preferred) or bylaws that would adversely affect the rights, preferences, powers and privileges of the Series C Preferred; (iv) incur any form of indebtedness for borrowed money in excess of $5,000,000 in the aggregate (other than indebtedness existing at November 8, 2007); (v) repurchase or redeem any equity securities ranking junior to the Series C Preferred, subject to certain exceptions; (vi) effect any distribution or declare, pay or set aside any dividend with respect to any equity securities ranking junior to the Series C Preferred; (vii) effect a liquidation, consummate a reorganization event or dispose, transfer or license any material assets, technology or intellectual property, other than non-exclusive licenses in connection with sales of the Issuer’s products in the ordinary course of business; (viii) change the size of the Issuer’s board of directors; (ix) encumber or grant a security interest in all or substantially all or a material part of the Issuer’s assets except to secure indebtedness permitted above that is approved by the Issuer’s board of directors; (x) acquire a material amount of assets of another entity, through a merger, purchase of assets or purchase of capital stock or otherwise; (xi) prior to obtaining stockholder approval of the Second Closing, issue any additional equity securities at a per share price less than $1.04, subject to certain exceptions; or (xii) enter into any agreement to do or cause to be done any of the foregoing.
     Change of Control. Pursuant to the Certificate of Designation, the separate approval of holders of the outstanding Series C Preferred shall be required to undertake certain actions, such as amending or modifying the Issuer’s Certificate of Incorporation or Bylaws or enter into a change of control transaction or asset sale. In addition, the Liquidation Preference described above is payable upon certain change of control transactions. Such provisions may impede the ability of other persons to acquire control of the Issuer.
     Board Representation. The Company has agreed that RockPort has the right to designate one representative to the Issuer’s Board of Directors in connection with the first closing. Accordingly, effective November 8, 2007, the Board of Directors of the Issuer appointed David J. Prend as RockPort’s designee to the Board and to serve as a member of the Corporate Governance and Nominating Committee of the Board. Mr. Prend serves as a Class III Director. Mr. Prend has also been appointed to serve as a member of a four person special committee of the Board charged with searching for a new Chief Executive Officer of the Company.
     Future Board Changes. It is a condition to the Second Closing that the Board of Directors be reduced to seven members and that RockPort and the other investors identified in the Purchase Agreement (collectively, the “Investors”) have the right to designate one additional director who is “independent” (as that term is defined in the regulations of the Nasdaq Stock Market) to serve as a director of the Issuer. Accordingly, three currently serving directors will be required to resign for that condition to be satisfied. Following the Second Closing, if the number of members of the Board of Directors must be set at nine to comply with regulations of the Nasdaq Stock Market, the Investors would have the right to designate one additional “independent” director (for a total of two “independent” directors).
     Alternative Transaction Fee. In the event that (i) the Issuer elects not to proceed with the Second Closing (including terminating the Purchase Agreement) for any reason, and (ii) the Issuer enters into an agreement with

Schedule 13D
respect to any Alternative Transaction (as defined below) prior to July 19, 2008, then, at the election of the Investors, either (A) the Issuer is obligated to pay the Investors a fee equal to, at the Issuer’s option, either $2,000,000, if paid in shares of Common Stock, or $1,500,000, if paid in cash or (B) the Issuer is to use its best efforts to provide the Investors with the opportunity to invest up to 50% of the funds to be received by the Issuer in that Alternative Transaction.
     Exclusivity. Until April 30, 2008 (unless certain conditions extending or shortening that period are met), the Issuer has agreed to negotiate exclusively with the Investors with respect to (i) any sale of equity or convertible securities of the Issuer, (ii) the sale of all or substantially all of the assets of the Issuer or (iii) any merger or consolidation of the Issuer (each, an “Alternative Transaction”), and has agreed that neither it nor its officers or directors will initiate, solicit, encourage, discuss, negotiate or accept any offers from any third party with respect to any Alternative Transaction.
     Registration of Securities. The Issuer has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of shares of Common Stock issuable upon conversion of the Series C Preferred and upon exercise of the warrants issued under the Purchase Agreement. The Issuer is required to file this registration statement not later than thirty (30) days after the earliest to occur of the Second Closing or the date on which stockholders fail to approve that Second Closing. The Issuer has agreed to use its best efforts to have this registration statement declared effective as soon as practicable after filing, but not later than sixty (60) days from the required filing date, and to keep it effective until the earlier of the date on which all of the shares of Common Stock covered by that registration statement have been sold and the date on which the holders of the Series C Preferred and warrants may sell all of the Common Stock covered by that registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended.
     In the event there is no registration statement effective with respect to the shares of Common Stock issuable upon conversion of the Series C Preferred and upon exercise of the warrants issued in the private placement, the Issuer has agreed to provide the Purchasers with two “demand” registration rights, so long as each demand registration statement covers shares with an anticipated aggregate offering price of at least $3,000,000. The Issuer has also agreed to provide the investors with unlimited “piggyback” rights with respect to offerings by the Issuer, subject to certain carve-backs in an underwritten offering.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 5,000 shares of Series C Preferred or 4,807,692 shares of the Issuer’s Common Stock, which number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own on the date hereof, assuming full conversion of the Series C Preferred. This number represents approximately 8.8% of the Issuer’s Common Stock (based on the 49,786,024 shares outstanding on November 8, 2007 plus the 4,807,692 shares of Common Stock which may be deemed to be sold to the Reporting Persons in the Initial Closing of the Purchase Agreement).
     (b) RockPort will have sole voting and dispositive power with respect to the 5,000 shares of Series C Preferred, or 4,807,692 shares of the Issuer’s Common Stock, beneficially owned by RockPort. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, RockPort GP and the Members may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by RockPort. RockPort GP and the Members disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.
     (c) Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.
     (e) Not applicable.

Schedule 13D
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     (a) RockPort GP is the general partner of RockPort pursuant to an agreement of limited partnership which authorizes RockPort GP, among other things, to invest the funds of RockPort in the Issuer’s securities and to vote and dispose of such securities. Pursuant to a limited liability company agreement, each of the Members is a managing member of RockPort GP and is authorized, among other things, to direct RockPort GP to invest the funds of RockPort and to vote and dispose of the Issuer’s securities held by RockPort.
     (b) The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. Except as referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.
     (c) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 5 and incorporated by reference, with respect to the joint filing of this statement and any amendment or amendments hereto.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.
Stock and Warrant Purchase Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

2.
Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of SatCon Technology Corporation, dated as of November 8, 2007 (incorporated in this Schedule 13D by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

3	Form of Warrant to purchase Common Stock (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

4
Registration Rights Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

5	Agreement regarding Filing of Joint Schedule 13D.

Schedule 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RockPort Capital Partners II, L.P.

By:	RockPort Capital II, LLC
Its:	General Partner

By:	/s/ Stoddard M. Wilson

Name:	Stoddard M. Wilson
Title:	Managing Member

RockPort Capital II, LLC

By:	/s/ Stoddard M. Wilson

Name:	Stoddard M. Wilson
Title:	Managing Member

/s/ Alexander Ellis III

Alexander Ellis III

/s/ Janet B. James

Janet B. James

/s/ William E. James

William E. James

/s/ Charles J. McDermott

Charles J. McDermott

/s/ David J. Prend

David J. Prend

/s/ Stoddard M. Wilson

Stoddard M. Wilson
Dated: November 19, 2007

Schedule 13D
EXHIBIT INDEX

Exhibit
Number	Exhibit Name
1.
Stock and Warrant Purchase Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

2.
Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of SatCon Technology Corporation, dated as of November 8, 2007 (incorporated in this Schedule 13D by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

3	Form of Warrant to purchase Common Stock (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

4
Registration Rights Agreement, dated as of November 8, 2007, by and among SatCon Technology Corporation RockPort Capital Partners II, L.P. and NGP Energy Technology Partners, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by SatCon Technology Corporation on November 14, 2007).

5	Agreement regarding Filing of Joint Schedule 13D.